[redacted]

11016307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2011
Washington, DC
110

SEC FILE NUMBER
8- 50167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEONARD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 PENN PLACE 1900 NW EXPRESSWAY SUITE 1450
(No. and Street)

OKLAHOMA CITY (City) OKLAHOMA (State) 73118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT L SAVAGE 405-879-0166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUVALL AND FORD, PLLC
(Name – *if individual, state last, first, middle name*)

506 NORTH CHURCH STREET (Address) ATKINS (City) ARKANSAS (State) 72823 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT L. SAVAGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEONARD SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CINDY EDGIN
Notary Public in and for the
State of Oklahoma
Commission #01019776
My Commission expires 12/19/2018

NOTARY SEAL PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD SECURITIES, INC.
DECEMBER 31, 2010 AND 2009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
LEONARD SECURITIES, INC.
Oklahoma City, Oklahoma

We have audited the accompanying statements of financial condition of **Leonard Securities, Inc.** (an S corporation) as of December 31, 2010 and 2009, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Leonard Securities, Inc.** as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DuVall + Ford PLLC

DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823
February 15, 2011

LEONARD SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 75,718	$ 89,907
Restricted cash deposit - clearing organization - Note 3	60,000	60,000
Securities-owned - Note 6	9,492	7,928
Prepaid expenses	1,809	446
Other receivable	76,977	76,383
Total current assets	$ 223,996	$ 234,664
PROPERTY AND EQUIPMENT, NET - Note 4	39,889	47,303
NONCURRENT ASSETS		
Security deposits	3,384	3,384
Total Assets	$ 267,269	$ 285,351

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable	$ 18,572	$ 12,353
Accrued liabilities	54,341	77,617
Total current liabilities	72,913	89,970
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value, authorized 50,000 shares, issued and outstanding 1096 shares	1,096	1,096
Additional paid-in capital	206,104	206,104
Retained earnings	(19,036)	(16,447)
Accumulated other comprehensive income	6,192	4,628
Total stockholders' equity	194,356	195,381
Total Liabilities and Stockholders' Equity	$ 267,269	$ 285,351

See accompanying notes to financial statements

LEONARD SECURITIES, INC.
STATEMENTS ON INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE		
Commissions	$ 888,567	667,421
Principal transactions	59,916	119,730
Other Income	174,890	271,628
Interest Income	2,744	2,866
Total Revenue	1,126,117	1,061,645
OPERATING EXPENSES		
Employee Compensation and Expenses	123,193	118,601
Regulatory, Exchange, Clearing fees and Expenses	21,243	15,999
Occupancy Expense	64,798	56,395
Communication	15,640	26,330
Contract Labor	848,089	799,356
Other Operating Expenses	55,743	50,767
Total Expenses	1,128,706	1,067,448
INCOME FROM OPERATIONS	(2,589)	(5,803)
OTHER INCOME (EXPENSE)		
Sale of Asset	-	-
Dividends	-	-
	-	-
NET INCOME	$ (2,589)	$ (5,803)
Other Comprehensive income		
Unrealized gains(loss) on available for sale securities:		
Unrealized holding gains during the period	1,564	(1,756)
	1,564	(1,756)
COMPREHENSIVE INCOME	$ (1,025)	$ (7,559)

See accompanying notes to financial statements

LEONARD SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained earnings	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2008	$ 1,096	$ 206,104	$ (10,644)	$ 6,384	$ 202,940
Dividends paid	-	-	-	-	
Net income for the year	-	-	(5,803)		(5,803)
Unrealized holding gain	-	-	-	(1,756)	(1,756)
Balance - December 31, 2009	$ 1,096	$ 206,104	$ (16,447)	$ 4,628	$ 195,381
Dividends paid	-	-	-	-	-
Net income for the year	-	-	(2,589)	-	(2,589)
Unrealized holding gain	-	-	-	1,564	1,564
Balance - December 31, 2010	$ 1,096	$ 206,104	$ (19,036)	$ 6,192	$ 194,356

See accompanying notes to financial statements

LEONARD SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (2,589)	$ (5,803)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	18,939	12,534
Change in:		
Other receivable	(594)	(16,125)
Prepaid expenses	(1,363)	825
Accounts payable	6,219	7,394
Other liabilities	(23,276)	16,975
Net Cash From Operating Activities	(2,664)	15,800
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchased furniture and equipment	(11,525)	(1,239)
Net Cash Provided (Used For) Investing Activities	(11,525)	(1,239)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided (Used For) Financing Activities	-	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(14,189)	14,561
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	89,907	75,346
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 75,718	$ 89,907

See accompanying notes to financial statements

LEONARD SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Balance - January 1	$ -	$ -
Increase (decrease)	$ -	$ -
Balance- December 31	$ -	$ -

See accompanying notes to financial statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Leonard Securities, Inc. ("the Company") was organized in the state of Oklahoma on February 6, 1997, and is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm.

Revenue Recognition

Revenues and expenses are accounted for on the accrual basis.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Depreciation expense totaled $18,939 and $12,534 for years ended December 31, 2010 and 2009, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2010 and 2009, there are no cash equivalents.

Advertising

The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company is taxed as a Subchapter S Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Investments

All marketable securities are classified as "available for sale". Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in first-out (FIFO) method, are included in earnings. Unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

NOTE 2: RELATED PARTY TRANSACTIONS

The company recognized reimbursement of overhead and shared office expense totaling $92,769 and $116,364 from affiliated companies for the years 2010 and 2009 respectively reflected on the Statement of Income and Comprehensive Income.

NOTE 3: RESTRICTED CASH DEPOSIT WTH CLEARING ORGANIZATION

Leonard Securities, Inc. used only one clearing house that required a $50,000 cash deposit which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to Leonard Securities, Inc. not as a result of the clearing organization.

NOTE 4: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2010	2009
Office Equipment	$106,217	$ 94,692
Leasehold Improvements	17,950	17,950
	$124,167	$112,642
Accumulated Depreciation	84,278	65,339
	$ 39,889	$ 47,303

NOTE 5: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements".

NOTE 6: INVESTMENTS

The table below provides detail of the investments:

December 31, 2010

	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
NASDAQ Stock	400	$3,300	$6,192	$9,492

December 31, 2009

	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
NASDAQ Stock	400	$3,300	$4,628	$7,928

NOTE 6: INVESTMENTS – CONTINUED

In 2009, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements". Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the priority of inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level of input that is significant to the fair value measurement of the investment.

Investments recorded in the Balance Sheets based on the inputs to valuation techniques are as follows:

Level 1 – These are investments where values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access. These investments are common stock.

Level 2 – These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments.

Level 3 – These are investments where values are based on prices or valuation techniques that require inputs that are unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about assumptions market participants would use in pricing the investments.

The following table presents the Company's hierarchy for the investments measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Market Prices In Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3
Available-for-sale securities			
Exchange traded stock	$9,492	$0	$0

NOTE 7: COMMITMENTS
The Company is obligated under operating leases with remaining non-cancellable terms in terms in excess of one year. Additionally, the company leased an automobile for a period of 36 months commencing March, 2010 for a monthly amount of $408. Combined rent and lease payments charged against operations for the year 2010, were $45,859.

Aggregate rentals for office space and autos as of December 31, 2010 are as follows:

2011	49,785
2012	49,785
2013	44,896

NOTE 8: ADDITIONAL CASH FLOW INFORMATION
The net increase in the unrealized holding gain (loss) on available for sale securities was $1,564 and $(1,756) respectively, for the years ended December 31, 2010 and 2009.

NOTE 9: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS
Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2010, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

NOTE 10: NET CAPITAL REQUIREMENT
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of the December 31, 2010, the company had net capital of $143,899, which was $93,899 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .51 to 1, as of December 31, 2010. There are no differences between net capital as computed in Leonard Securities, Inc.'s Part IIA of Form X-17A-5 filed for the period ended December 31, 2010, and the net capital as computed on Page 14.

NOTE 11: SUBSEQUENT EVENTS
Subsequent events through February 15, 2011 are reflected in the accompanying financial statements and the related notes.

LEONARD SECURITIES, INC.

Financial Statements
Two Years Ended December 31, 2010 and 2009

(With Independent Auditors' Report)

DUVALL & FORD, PLLC
Certified Public Accountants
506 NORTH CHURCH STREET
ATKINS, AR 72823
(479) 641-2500